                                                                    EXHIBIT 12.1

                 THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES

                             COMPUTATION OF RATIOS

                         (IN THOUSANDS, EXCEPT RATIOS)

                             NINE MONTHS ENDED
                               SEPTEMBER 30,                   TWELVE MONTHS ENDED DECEMBER 31,
                             -----------------   ------------------------------------------------------------
                                 1999              1998         1997         1996         1995        1994
                                 --------        --------    ----------   ----------   ----------   --------
EARNINGS:
Income from continuing
  operations before income
  taxes(3).................      $721,365        $122,376    $1,456,612   $1,322,926   $1,019,754   $677,098
Add: fixed charges.........       134,808         153,597       149,989      139,048      137,489    254,355
                                 --------        --------    ----------   ----------   ----------   --------
Income as adjusted.........      $856,173        $275,973    $1,606,601   $1,461,974   $1,157,243   $931,453
                                 ========        ========    ==========   ==========   ==========   ========

FIXED CHARGES AND PREFERRED
  DIVIDENDS:
Fixed charges:
Interest costs.............      $ 75,208        $ 75,391    $   86,202   $   87,419   $   90,800   $ 76,659
Dividend on preferred
  capital securities.......        28,061          37,726        33,312       12,585        7,763         --
Rental expense(1)..........        31,539          40,480        30,475       39,044       38,926    177,696
                                 --------        --------    ----------   ----------   ----------   --------
Total fixed charges........       134,808         153,597       149,989      139,048      137,489    254,355
Preferred stock
  dividends................        12,352          13,082        19,810       38,092       46,098     64,337
                                 --------        --------    ----------   ----------   ----------   --------
Total fixed charges and
  preferred dividends......      $147,160        $166,679    $  169,799   $  177,140   $  183,587   $318,692
                                 ========        ========    ==========   ==========   ==========   ========
Ratio of earnings to fixed
  charges(2)...............          6.35            1.80         10.71        10.51         8.42       3.66
                                 ========        ========    ==========   ==========   ==========   ========
Ratio of earnings to
  combined fixed charges
  and preferred stock
  dividends(2).............          5.82            1.66          9.46         8.25         6.30       2.92
                                 ========        ========    ==========   ==========   ==========   ========

--------------

(1) Interest portion deemed implicit in total rent expense. Amounts 1998 and 1994 include $11 million and $130 million, respectively, of net present value of rents representative of interest included in facilities exit costs.

(2) Ratios have been restated for all periods presented to exclude dividends on redeemable preferred securities from "preferred stock dividend requirements" and include them, instead, in "fixed charges."

(3) "Income from continuing operations before income taxes" has been restated to exclude income from discontinued operations, due to our sale of our standard personal insurance business, and our expected sale of our non-standard auto business.